Exhibit 97.1

ANNEX 1

US CLAWBACK POLICY

APPLICABLE TO EXECUTIVE OFFICERS (“Executive Officer Policy”)

1.	Purpose.

The purpose of this Executive Officer Policy is to set out the circumstances under which Executive Officers of AstraZeneca will be required to repay or return certain Excess Awarded Compensation to the Group to comply with the U.S. Clawback Rule and the U.S. Listing Rule.

2.	Recovery of Excess Awarded Compensation.

a)

Recovery of Excess Awarded Compensation. If there is an Accounting Restatement, RemCo shall reasonably promptly determine the amount of any Excess Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and then notify each Executive Officer in writing of the amount of Excess Awarded Compensation and a demand for repayment or return, as applicable.

b)

Forms of Recovery. RemCo shall determine, in its sole discretion, the method(s) for recovering any Excess Awarded Compensation, which may include: (i) cash reimbursement; (ii) recovery or forfeiture of any gain realised on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (iii) offsetting the amount from any compensation otherwise owed by AstraZeneca to the Executive Officer; and (iv) cancelling outstanding vested or unvested equity awards. Any reduction, cancellation or forfeiture of any compensation shall be done in compliance with Section 409A of the Internal Revenue Code of 1986, as amended. The Group may not accept less than the amount of Excess Awarded Compensation in satisfaction of an Executive Officer’s obligations.

c)

Executive Officer’s Failure to Repay. If an Executive Officer fails to repay all Excess Awarded Compensation to the Group when due, AstraZeneca shall take all actions reasonable and appropriate to recover such Excess Awarded Compensation from the Executive Officer (including suing for repayment and/or enforcing such Executive Officer’s obligation to make payment through the reduction or cancellation of outstanding and future compensation). The Executive Officer must reimburse the Group for all expenses reasonably incurred (including legal fees) by the Group in recovering such Excess Awarded Compensation.

d)

No Indemnification. No member of the Group may indemnify any Executive Officer against: (i) the loss of any Excess Awarded Compensation that is repaid, returned or recovered pursuant to this Executive Officer Policy; or (ii) any claims relating to the AstraZeneca’s enforcement of its rights under this Executive Officer Policy (including, for the avoidance of doubt, any advancement of costs related to such enforcement). Further, no member of the Group may enter into any agreement that exempts any Performance-Based Compensation from the application of this Executive Officer Policy or that waives AstraZeneca’s right to recovery of any Excess Awarded Compensation and this Executive Officer Policy shall supersede any such agreement (whether entered into before, on or after 1 December 2023).

e)

Exceptions to Recovery. Notwithstanding anything in this Executive Officer Policy to the contrary, AstraZeneca shall not be required to take the actions contemplated by Section b) or c) above if the following conditions are met and RemCo determines that recovery would be impracticable:

i.

The direct expenses paid to a third party to assist in enforcing the Executive Officer Policy against an Executive Officer would exceed the amount to be recovered, after AstraZeneca has made a reasonable attempt to recover the applicable Excess Awarded Compensation, and RemCo has documented such attempt(s) and provided such documentation to the U.S. Exchange; or

ii.

Recovery would violate the home country law of AstraZeneca, where that law was adopted prior to 28 November 2022, provided that, before determining that it would be impracticable to recover any amount of Excess Awarded Compensation based on violation of home country law, AstraZeneca has obtained an opinion of home country counsel, acceptable to the U.S. Exchange, that recovery would result in such a violation and a copy of the opinion is provided to the U.S. Exchange; or

iii.

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of any member of the Group, to fail to meet the U.S. requirements of 26 U.S.C 401(a)(13), and the regulations thereunder, or 26 U.S.C. 411(a), and the regulations thereunder.

3.	Amendment and Termination.

No amendment or termination of this Executive Officer Policy shall be effective if such amendment or termination would (after taking into account any actions taken by AstraZeneca contemporaneously with such amendment or termination) cause AstraZeneca to violate any U.S. federal securities laws (including the U.S. Clawback Rule), the SEC rule or the U.S. Listing Rule.

4.	Filing Requirements.

AstraZeneca shall file all relevant disclosures with respect to this Executive Officer Policy in accordance with the requirements of the U.S. federal securities laws, including relevant disclosures required by SEC filings.

5.	Non-Exclusivity.

Any right of recoupment under this Executive Officer Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to any member of the Group under applicable law, regulation or rule or pursuant to the terms of any similar policy in any employment contract, service agreement, equity award agreement, or similar agreement and any other legal remedies available to the Group.

6.	Successors.

This Executive Officer Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

ANNEX 2

Definitions

Accounting Restatement means an accounting restatement due to the material non-compliance of AstraZeneca with any financial reporting requirement under applicable U.S. securities laws, including (i) any required accounting restatement to correct an error in previously issued financial statements of AstraZeneca that is material to the previously issued financial statements of AstraZeneca; or (ii) that corrects an error that is not material to previously issued financial statements of AstraZeneca, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period;

AstraZeneca means AstraZeneca PLC, registered in England and Wales under number 02723534;

Board means the board of directors of AstraZeneca or a duly authorised committee of it which may include RemCo;

Covered Period means, with respect to any Accounting Restatement, the three completed Financial Years of AstraZeneca immediately preceding the Restatement Date and any Transition Period of less than nine months within or immediately following those three completed Financial Years;

Excess Awarded Compensation means the gross amount of Performance-Based Compensation Received by a current of former Executive Officer during a Covered Period (at any time during the relevant performance period in which they were an Executive Officer) that exceeds the amount of Performance- Based Compensation that such current or former Executive Officer would have Received had it been determined based on the Accounting Restatement; provided that, for Performance-Based Compensation that is based on or related to AstraZeneca’s share price or total shareholder return where the amount of Excess Awarded Compensation is not subject to mathematical recalculation directly from information in the applicable Accounting Restatement, the amount that would have been Received shall be determined by RemCo based on a reasonable estimate of the effect of the Accounting Restatement on the share price or total shareholder return, as applicable, upon which the Performance-Based Compensation was Received (in which case, AstraZeneca shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the U.S. Exchange). Notwithstanding this, compensation amounts shall only be considered “Excess Awarded Compensation” for the purposes of the Executive Officer Policy if such compensation is Received: (i) while AstraZeneca has a class of securities listed on a U.S. securities exchange or a U.S. securities association; and (ii) on or after 2 October 2023;

Executive Officer means such individuals who have been notified by AstraZeneca that they are considered to be “executive officers" for the purposes of the U.S. Clawback Rule and the U.S. Listing Rule on the basis that they are one of the following: AstraZeneca’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of AstraZeneca in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for AstraZeneca;

Executive Officer Policy means that part of AstraZeneca’s Clawback Policy which applies to Executive Officers to comply with the U.S. Clawback Rule and the U.S. Listing Rule, as amended from time to time;

Financial Reporting Measure means any measure that is determined and presented in accordance with the accounting principles used in preparing AstraZeneca’s financial statements, and any other measure that is derived wholly or in part from such measure (in each case, regardless of whether such measure is presented within AstraZeneca’s financial statements or included in a filing with the SEC);

Financial Year means the AstraZeneca’s financial year; provided that a Transition Period between the last day of AstraZeneca’s previous financial year end and the first day of its new financial year that comprises a period of nine to twelve months will be deemed a completed financial year;

Group means AstraZeneca, together with each of its direct and indirect parents and subsidiaries and member of the Group shall be construed accordingly;

Performance-Based Compensation means any compensation (whether cash or equity-based) that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, Performance-Based Compensation does not include any compensation to the extent that it is: (i) granted, earned, or vested exclusively upon completion of a specified employment period, without any performance condition; (ii) discretionary; or (iii) based on subjective goals or goals that do not constitute Financial Reporting Measures;

Received means, with respect to Performance-Based Compensation, the date of deemed receipt, and for these purposes, Performance-Based Compensation shall be deemed Received in the Financial Year during which the applicable Financial Reporting Measure is attained, even if payment or grant of the Performance- Based Compensation occurs after the end of that period;

RemCo means the remuneration committee of the Board or the Board itself;

Restatement Date means the earlier of: (i) the date that the Board or an officer or officers of AstraZeneca authorised to take such action if Board action is not required, concludes, or reasonably should have concluded, that AstraZeneca is required to prepare an Accounting Restatement; or (ii) the date a court, regulator, or other legally authorised body directs AstraZeneca to prepare an Accounting Restatement;

SEC means the U.S. Securities and Exchange Commission;

Standard means the AstraZeneca PLC Malus and Clawback Global Standard, as may be amended from time to time;

Transition Period means any transition period that results from a change in AstraZeneca’s Financial Year within or immediately following the three completed Financial Years immediately preceding the Restatement Date;

U.S. Clawback Rule means Section 10D of the U.S. Exchange Act and the rules and regulations pursuant to it, each as may be amended from time to time;

U.S. Exchange means mean The Nasdaq Stock Market;

U.S. Exchange Act means the U.S. Securities Exchange Act of 1934, as amended; and

U.S. Listing Rule means Listing Rule 5608, as promulgated by The Nasdaq Stock Market LLC, as such rule may be amended from time to time.